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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    ---------

                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                                     ------

                              USA DETERGENTS, INC.
                       (Name of Subject Company (Issuer))

                              US ACQUISITION CORP.
                            CHURCH & DWIGHT CO., INC.
                       (Name of Filing Persons (Offeror))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    ---------

                                   902938 10 9
                      (CUSIP Number of Class of Securities)

                                    ---------

                                MARK A. BILAWSKY
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            CHURCH & DWIGHT CO., INC.
                            469 NORTH HARRISON STREET
                        PRINCETON, NEW JERSEY 08543-5297
                                 (609) 683-5900
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    COPY TO:

                              RONALD S. BEARD, ESQ.
                           GIBSON, DUNN & CRUTCHER LLP
                                  4 PARK PLAZA
                            IRVINE, CALIFORNIA 92614
                                 (949) 451-3800

                                    ---------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

          [X] third-party tender offer subject to Rule 14d-1.

          [ ] issuer tender offer subject to Rule 13e-4.

          [X] going-private transaction subject to Rule 13e-3.

          [X] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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CUSIP NO. 902938 10 9                  13D                     PAGE 2 OF PAGES 7
---------------------                                          -----------------

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1     NAME OF REPORTING PERSON                         Church & Dwight Co., Inc.

      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               13-4996950

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2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP                     (a) [ ]
                                                                         (b) [x]

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3     SEC USE ONLY

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4     SOURCE OF FUNDS*                                                        BK

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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                                   [ ]

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6     CITIZENSHIP OR PLACE OF ORGANIZATION                              Delaware

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                              7    SOLE VOTING POWER                    0 shares
          NUMBER OF
           SHARES          -----------------------------------------------------
         BENEFICIALLY         8    SHARED VOTING POWER         13,461,536 shares
           OWNED BY
             EACH          -----------------------------------------------------
       REPORTING PERSON       9    SOLE DISPOSITIVE POWER               0 shares
             WITH
                           -----------------------------------------------------
                              10   SHARED DISPOSITIVE POWER    13,461,536 shares

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11     AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING PERSON                                13,461,536 shares

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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
       EXCLUDES CERTAIN SHARES*                                              [ ]

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                    94.8%

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14     TYPE OF REPORTING PERSON*                                              CO


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                      *SEE INSTRUCTION BEFORE FILLING OUT!

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---------------------                                          -----------------
CUSIP NO. 902938 10 9                  13D                     PAGE 3 OF PAGES 7
---------------------                                          -----------------

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1     NAME OF REPORTING PERSON                              US Acquisition Corp.

      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP                     (a) [ ]
                                                                         (b) [x]

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3     SEC USE ONLY

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4     SOURCE OF FUNDS*                                                        BK

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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION                                Delaware

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                              7    SOLE VOTING POWER                    0 shares
          NUMBER OF
           SHARES          -----------------------------------------------------
         BENEFICIALLY         8    SHARED VOTING POWER         13,461,536 shares
           OWNED BY
             EACH          -----------------------------------------------------
       REPORTING PERSON       9    SOLE DISPOSITIVE POWER               0 shares
             WITH
                           -----------------------------------------------------
                              10   SHARED DISPOSITIVE POWER    13,461,536 shares

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING PERSON                                13,461,536 shares

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
       EXCLUDES CERTAIN SHARES*                                              [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                    94.8%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*                                              CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

     Church & Dwight Co, Inc., a Delaware corporation ("Parent"), and US Acquisition Corp., a Delaware corporation ("Purchaser") and wholly-owned subsidiary of Parent, hereby amend and supplement their Tender Offer Statement on Schedule TO, originally filed on April 12, 2001 (the "Schedule TO"), as subsequently amended on April 27, 2001, with respect to the tender offer (the "Offer") by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 (the "Shares"), of USA Detergents, Inc., a Delaware corporation (the "Company"), at a price of $7.00 per Share, net to the seller in cash, less any required withholding of taxes and without the payment of any interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 12, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer"), copies of which were previously filed as Exhibits
(a)(1)(i) and (a)(1)(ii), respectively. Capitalized terms used, but not defined, herein have the respective meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

ITEM 11. ADDITIONAL INFORMATION.

     Item 11 of the Schedule TO is hereby amended and supplemented to include the following information:

     On May 21, 2001 Parent issued the press release filed as Exhibit
(a)(5)(vi), which is incorporated herein by reference.

ITEM 12. EXHIBITS.

     Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibit:

     (a)(5)(vi) Press release issued by Parent on May 21, 2001.


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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 21, 2001
                                               US ACQUISITION CORP.,
                                               a Delaware corporation


                                               By:  /s/ Robert A. Davies, III
                                                    -------------------------
                                                        Robert A. Davies, III
                                                        Chief Executive Officer


                                               CHURCH & DWIGHT CO., INC.,
                                               a Delaware corporation


                                               By:  /s/ Mark A. Bilawsky
                                                    ----------------------------
                                                        Mark A. Bilawsky
                                                        Vice President,
                                                        General Counsel and
                                                        Secretary

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                             DESCRIPTION
------                             -----------

(a)(1)(i)*        Offer to Purchase, dated April 12, 2001.

(a)(1)(ii)*       Letter of Transmittal, dated April 12, 2001.

(a)(1)(iii)*      Notice of Guaranteed Delivery, dated April 12, 2001.

(a)(2)            Not applicable.

(a)(3)*           See (a)(1)(i) above.

(a)(4)            Not applicable.

(a)(5)(i)* Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 12, 2001.

(a)(5)(ii)*       Letter to Clients, dated April 12, 2001.

(a)(5)(iii)*      Guidelines for Certification of Taxpayer Identification Number
                  on Substitute Form W-9.

(a)(5)(iv)* Press release issued by Parent and the Company on April 2, 2001 (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on April 3, 2001).

(a)(5)(v)* Summary Advertisement, as published in the Wall Street Journal on April 12, 2001.

(a)(5)(vi)        Press release issued by Parent on May 21, 2001.

(b)*              Commitment Letter from Chase Manhattan Bank, dated March 30,
                  2001.

(c)* Fairness Opinion of PricewaterhouseCoopers Securities, dated March 30, 2001 (incorporated by reference to the Offer to Purchase, Appendix A, attached herein as Exhibit (a)(1)(i)).

(d)(1)* Agreement and Plan of Merger, dated as of March 30, 2001, by and among Parent, Purchaser and the Company (incorporated by reference to the Offer to Purchase, Appendix B, attached herein as Exhibit (a)(1)(i)).

(d)(2)* Amendment No. 1 to Agreement and Plan of Merger, dated as of April 10, 2001, by and among Parent, Purchaser and the Company (incorporated by reference to the Offer to Purchase, Appendix B, attached herein as Exhibit (a)(1)(i)).

(d)(3)* Limited Liability Company Operating Agreement of Armus, LLC, dated as of June 14, 2000, between Parent and the Company (incorporated herein by reference to Parent's Quarterly Report on Form 10-Q, filed on August 14, 2000).

(d)(4)* Stock Purchase Agreement, dated as of June 14, 2000, among the Company, Parent and Frederick R. Adler (incorporated herein by reference to Parent's Quarterly Report on Form 10-Q, filed on August 14, 2000)

(d)(5)* Put and Call Agreement, dated as of June 14, 2000, between Frederick R. Adler and Parent (incorporated herein by reference to Schedule 13D, filed on June 21, 2000, of Frederick R. Adler).


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(d)(6)*           Registration Rights Agreement, dated as of June 14, 2000,
                  among Frederick R. Adler, the Company and Parent (incorporated by reference to Amendment No. 1 to Schedule 13D, filed on February 21, 2001, of Parent).

(d)(7)* Voting Agreement, dated as of June 14, 2000, among certain Company stockholders, the Company and Parent (incorporated by reference to Amendment No. 1 to Schedule 13D, filed on February 21, 2001, of Parent).

(e)               Not required.

(f)* Section 262 of the Delaware General Corporation Law, Last Amended by Ch. 339, L. '98, eff. 7-1-98 (incorporated by reference to the Offer to Purchase, Schedule II, attached herein as Exhibit (a)(1)(i)).

(g)               Not applicable.

(h)               Not applicable.

*  Previously filed.


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